UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tundra Gold Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

899722 102
(CUSIP Number)

David Lubin, Esq. David Lubin & Associates, PLLC 10 Union Avenue, Suite 5 Lynbrook, NY 11563 (516) 887-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 899722 102	Page 2 of 6

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Gurpartap Singh Basrai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 30,000,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 30,000,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.74%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 899722 102	Page 3 of 6

Item 1.	Security and Issuer.
This Schedule 13D relates to the common stock, $0.0001 par value (the “Shares”), of Tundra Gold Corp., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 200 S Virginia, 8th Floor, Reno, Nevada, 89501.

Item 2.	Identity and Background.

(a)	The name of the person filing this statement: Gurpartap Singh Basrai (the "Reporting Person").
(b)	(b) The residence or business address of the Reporting Person is: 200 S Virginia, 8th Floor, Reno, Nevada, 89501.
(c)
(c)  The Reporting Person is an individual. The name, principal business, and address of the organization in which such activity is conducted are as follows: President and CEO, Tundra Gold Corp. 200 S Virginia, 8th Floor, Reno, Nevada, 89501.

(d)	(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
(e)  During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	(f) The reporting person is an individual and a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person is the founder of Tundra Gold Corp. (the “Company”) and on March 19, 2010 the Reporting Person subscribed for 20,000,000 Shares of the Company.  In consideration for the Shares, the Reporting Person paid $2,000 from his personal funds.  On December 12, 2011 the Company completed a 3:1 forward stock split resulting in the Reporting Person receiving and additional 40,000,000 Shares for total holdings of 60,000,000 Shares.  On January 30, 2012, the Reporting Person returned 30,000,000 common shares to the Company for cancellation.  The Reporting Person returned the shares for cancellation in order to reduce the number of shares issued and outstanding. Subsequent to the cancellation, the Company has 47,820,000 shares issued and outstanding; a number that the Reporting Person, who is also an officer and director of the Company, considers more in line with the Company’s current business plans.

Following the share cancellation, the Reporting Person owns 30,000,000 common shares, or 62.74% of the remaining 47,820,000 issued and outstanding common shares of the Company.

CUSIP No. 899722 102	Page 4 of 6

Item 4.	Purpose of Transaction.

The Reporting Person is the founder of Tundra Gold Corp. (the “Company”) and on March 19, 2010 the Reporting Person subscribed for 20,000,000 Shares of the Company.  In consideration for the Shares, the Reporting Person paid $2,000 from his personal funds.  On December 12, 2011 the Company completed a 3:1 forward stock split resulting in the Reporting Person receiving and additional 40,000,000 Shares for total holdings of 60,000,000 Shares.  On January 30, 2012, the Reporting Person returned 30,000,000 common shares to the Company for cancellation.  The Reporting Person returned the shares for cancellation in order to reduce the number of shares issued and outstanding. Subsequent to the cancellation, the Company has 47,820,000 shares issued and outstanding; a number that the Reporting Person, who is also an officer and director of the Company, considers more in line with the Company’s current business plans.

Subject to ongoing evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

(c)	(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)
(d) Any change in the  present  board of  directors  or  management  of the Company,  including  any  plans or  proposals  to  change  the  number or term of directors or to fill any existing vacancies on the board;

(e)	(e) Any material change in the present capitalization or dividend policy of the Company;

(f)
(f) Any  other  material  change  in the  Company's  business  or  corporate structure,  including  but  not  limited  to,  if  the  Company  is a  registered closed-end investment company, any plans or proposals to make any changes in its investment  policy for which a vote is required by Section 13 of the  Investment Company Act of 1940;

(g)	(g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
(h)  Causing a class of  securities  of the  Company to be  delisted  from a national  securities  exchange or to cease to be  authorized  to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	(j) Any action similar to any of those enumerated above.

CUSIP No. 899722 102	Page 5 of 6

Item 5.	Interest in Securities of the Issuer.

(a)
Based upon the information contained in the Company’s 8-K, filed with the SEC on February 2, 2012, 47,820,000 Shares were issued and outstanding as of that date. The Reporting Person is deemed to beneficially own 30,000,000 Shares, or approximately 62.47% of the Shares deemed outstanding as of that date.

(b)	The Reporting Person has sole power to vote and sole power to dispose of 30,000,000 Shares.

(c)
During the 60 days on or prior to February 2, 2012, other than the transactions described in this Schedule 13D, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by the Reporting Person or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1

CUSIP No. 899722 102	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2012

/s/ Gurpartap Singh Basrai
	By:	Gurpartap Singh Basrai

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001).